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NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49021

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PENTALPHA CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Two Greenwich Office Park
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Callahan	203 660 6133	accounting@pentalphasurveillance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Regen, Benz & MacKenzie CPA
(Name – if individual, state last, first, and middle name)

57 West 38th Street 3rd Floor	NY	NY 10018	
(Address)	(City)	(State)	(Zip Code)

	1152
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Callahan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pentalpha Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LLUVIA RAMIREZ CARDENAS
Notary Public, State of Connecticut

Notary Public

Signature:

Title:
Executive Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PENTALPHA CAPITAL LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-49021

YEAR ENDED DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

PENTALPHA CAPITAL, LLC

April 14, 2025

To the best of our knowledge and belief, Pentalpha Capital, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule. Pentalpha Capital, LLC has met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout the year ending December 31, 2024, with no exceptions.

James Callahan

Member

Pentalpha Capital, LLC

PENTALPHA CAPITAL LLC
DECEMBER 31, 2024

Table of Contents

RegenBenzMacKenzie

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the operating member of
Pentalpha Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pentalpha Capital LLC as of December 31, 2024, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pentalpha Capital LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pentalpha Capital LLC 's management. Our responsibility is to express an opinion on Pentalpha Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pentalpha Capital LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Pentalpha Capital LLC's financial statements. The supplemental information is the responsibility of Pentalpha Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Regen, Benz & MacKenzie CPA's PC

Regen, Benz & MacKenzie, CPA's PC

We have served as Pentalpha Capital LLC's auditor since 2025.

New York, New York

April 11, 2025

PENTALPHA CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets		
Cash	$	135,948
Prepaid Expenses		850
Other Assets		4,123
Due from Related Entity		8,532
Total Assets	$	149,453
Liabilities and Members' Equity		
Accounts Payable and Accrued Expenses	$	10,000
Members' Equity		139,453
Total Liabilities and Members' Equity	$	149,453

See Accompanying Notes to Financial Statements.

PENTALPHA CAPITAL LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues		
Fee Income	$	-
Expenses		
Employee Compensation		-
Occupancy Costs		-
Other Operating Expenses		15,084
Total Expenses		15,084
Loss from Operation before Other Income		(15,084)
Other Income		
Interest Income		178
Net Loss	$	(14,906)

See Accompanying Notes to Financial Statements.

PENTALPHA CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance, January 1, 2024	$	154,225
Prior period adjustment		134
Restated Balance, January 1, 2024		154,359
Capital contributions		-
Capital distributions		-
Net Loss		(14,906)
Balance, December 31, 2024	$	139,453

PENTALPHA CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows used in operating activities		
Net Loss	$	(14,906)
Adjustments to reconcile Net Loss to net cash used in operating activities:		
Changes in Assets and Liabilities:		
Prepaid Expenses		-
Other Assets		(4,123)
Due from Related Entity		(4,450)
Accounts Payable and Accrued Expenses		10,000
Net cash used in operating activities		(13,479)
Net decrease in Cash		(13,479)
Cash, beginning of year		149,427
Cash, end of year	$	135,948

See Accompanying Notes to Financial Statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Pentalpha Capital, LLC (the "Company", is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was formed in the State of New York, to act primarily as a broker-dealer in the securities industry. It commenced operations on January 1, 1997 to, among other things, act as a conduit between buyer and seller in various financial trades, and to provide consulting and advisory services.

Use of estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Cash

The Company maintains cash balance at institution that is insured by the Federal Deposit Insurance Corporation. The Company's accounts at these institutions may, at times, exceed the federally insured limits. At December 31, 2024, there were no cash balances in excess of the federally insured limits of $250,000.

Revenue recognition

The Company derives its revenues primarily from capital markets advisory services provided to the US Federal Government. Revenues are recognized when control of these products is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expensed as incurred when the amortization period is less than a year.

Disaggregation of Revenue From Contracts With Customers

The following table disaggregates the Company's revenue on the timing of satisfaction of performance obligations for the year ended December 31, 2024:

	December 31, 2024
All performance obligations satisfied over time	$ -
Total Revenue	$ -

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue from performance obligations satisfied over time consist of services performed based on hourly rates per the contract with a particular governmental agency.

For performance obligations related to the Company's analysis, evaluation and recommendations, control transfers to the customer over time. These services are sold under a time-and-materials contract. Revenue under time-and-materials contracts is recognized on the basis of actual time incurred multiplied by the billable hourly rate stated in the agreement.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The estimated fair value of certain financial instruments, including cash, commission receivable, due from broker, clearing broker deposit and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. There are no securities owned by the Company on December 31, 2024.

Income taxes

The Company is considered a Partnership for income tax purposes. The Company will file a Federal and state income tax return whereby all components of revenue and expense will be allocated to the members and any income taxes due will be the responsibility of each member. As of December 31,2024, tax years for 2021 through 2024 are subject to examination by taxing authorities.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented.

2. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2024 the Company had regulatory net capital of $125,876, which was exceeded by net capital requirements of $5,000 by $120,876. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.00.

3. CONCENTRATION OF RISK

Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceeded the Federal Deposit Insurance Corporation limit of up to $250,000 per account.

4. RELATED PARTIES

For the year ending December 31, 2024 the Company is due $8,532 from related entities.

5. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including merger and acquisition advisory services and private placement of securities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through April 11, 2025, the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2024

PENTALPHA CAPITAL LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
DECEMBER 31, 2024

Net Capital		
Members' Equity	$	139,453
Non-Allowable Assets:		
Prepaid Expenses		850
Other Assets		4,123
Due from Related Entity		8,532
Total Non-Allowable Assets		13,505
Net Capital before Haircuts		125,948
Less: Haircuts		(72)
Net Capital	$	125,876
Aggregated Indebtedness		
Accounts Payable and Accrued Expenses		10,000
Total Aggregate Indebtedness	$	10,000
Computation of Basic Net Capital Requirement		
Minimum net capital requirement of 6-2/3 percentage of aggregate indebtedness of $10,000 or $5,000, whichever is greater	$	5,000
Excess net capital	$	120,876
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	119,876
Ratio: aggregate indebtedness to net capital		.08 to 1.00

There is no material difference between the above computations and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report filed (as amended)

PENTALPHA CAPITAL LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release.
The Company does not hold customer funds or securities.

PENTALPHA CAPITAL LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release.
The Company does not hold customer funds or securities.

RegenBenzMacKenzie

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the operating member of
of Pentalpha Capital LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Pentalpha Capital LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to activities such as to act as a conduit between buyer and seller in various financial trades, and to provide consulting and advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Pentalpha Capital LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pentalpha Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Regen Benz & MacKenzie CPA's P.C

New York, New York

April 11, 2025

NEW YORK CITY ■ 57 WEST 38TH STREET, THIRD FLOOR NEW YORK, NEW YORK 10018 ■ PHONE 212.661.2720 ■ FAX 212.681.6140
LONG ISLAND ■ P.O. BOX 500 ■ 240 BECKWITH AVENUE SOUTHOLD, NEW YORK 11971 ■ PHONE 631.765.1118 ■ FAX 631.765.1755

PENTALPHA CAPITAL LLC

EXEMPTION REPORT

We, as members of management of Pentalpha Capital LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities such as to act as a conduit between buyer and seller in various financial trades, and to provide consulting and advisory services throughout the year ended December 31, 2024, without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2024, to December 31, 2024, without exception.

____

Name

April 9, 2025